May 6, 2009

Mr. Frank Bramanti
Chief Executive Officer
HCC Insurance Holdings, Inc.
13403 Northwest Freeway
Houston, TX 77040-6094

**Re: HCC Insurance Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 2, 2009
File No. 001-13790**

Dear Mr. Bramanti:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of financial Condition and Results
Results of Operations
Reinsurance, page 50

1.   The reinsurance agreement with Swiss Re Life & Health America appears material as it amounted to approximately 18% of your ceded premiums. Please discuss the material terms of the agreement and file it as an exhibit or provide an

analysis supporting your determination that you are not substantially dependent on the agreement.

Losses and Loss Adjustment Expenses, page 52

2.   Please revise your disclosure to identify and quantify the factors contributing to "other reserve redundancies" for the periods presented. Your current disclosure is limited to identifying the type of insurance and underwriting years primarily associated with the redundancies. It does not appear to describe the factors, including, but not limited to, the specific frequency and/or severity of actual experienced claims in each line of business causing you to reduce your previous reserve estimates.

Liquidity and Capital Resources
Investments, page 58

3.   You disclose that $1.18 billion or 25% of your investment portfolio is comprised of special revenue fixed income securities of states, municipalities or political subdivisions. We understand that special revenue securities are generally not backed by the full faith, credit, and taxing authority of a jurisdiction. As a result, please revise your disclosure to:
   • describe the nature of the activities supporting these types of investments in your portfolio;
   • provide the magnitude of your investments based on reasonable groupings of the underlying activities supporting the securities;
   • discuss the potential collectibility risks associated with underlying activities and the general slow-down in the economy; and
   • indicate the extent to which you acquired any insurance covering the principal or debt service of these or any other state, municipal or political subdivision investments.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(1) General Information and Significant Accounting and Reporting Policies
Net Earned Premium, Policy Acquisition Costs and Ceding Commissions, page F-8

4.   Please revise your revenue recognition policy discussion to specifically discuss the types of policies written. For example, disclose the types of policies to which the premium is recognized in earnings over the period of risk in proportion to the amount of insurance provided and why such recognition is appropriate.

(2) Fair Value Measurements, page F-14

5.   You disclose that you use pricing services to assist you in determining the fair value for over 99% of your Level 1 and Level 2 investments. Please revise your disclosure to discuss how the information obtained from the pricing services is used in developing the fair value measurements in the consolidated financial statements including:

   a. The number of prices you generally obtained per instrument, and if you obtained multiple prices, how you determined the ultimate value you used in your financial statements; and
   b. Whether, and if so, how and why, you adjusted quotes or prices you obtained from pricing services;

(3) Investments, page F-16

6.   Please revise your discussion to identify the circumstances giving rise to the $91 million gross unrealized loss and why you believe the loss to be temporary in nature.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Mike Rosenthall, Staff Attorney at (202) 551-3674 or Suzanne Hayes, Legal Branch Chief at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant